1. 2. 3. 4. 6b. 6c. 7. 8. 5a. 5b 5c. 5d. 9a. 9b. 9c. 10a. 5e. 5f. 5g. 6a. 10b. 1 U P X For Against Abstain For Against Abstain For Against Abstain For Against Abstain Proposals — The Board of Directors recommend a vote FOR Proposals 1 – 10.A 045GEG If a new proposal is made under a new or existing agenda item, I instruct the independent proxy to: Vote in accordance with the recommendation of the Board of Directors Vote against the proposal Abstain 2025 Annual General Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q MMMMMMMMMMMM M M M M M M M M M 1234 5678 9012 345 6 5 3 3 6 5 If no electronic voting, delete QR code and control # 0 0 0 0 0 1 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 2024 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM You may vote online instead of mailing this card. Online Go to www.investorvote.com/SOPH or scan the QR code — login details are located in the shaded bar below. Your vote matters – here’s how to vote! Electronic voting instructions and proxy cards must be received by Computershare no later than June 13, 2025, at 11:59 p.m. (23:59) EDT / June 14, 2025, at 5:59 a.m. (05:59) CEST Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/SOPH

Notice of 2025 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — June 18, 2025 PHC Notaires, in Lausanne/VD, Switzerland, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of SOPHiA GENETICS SA to be held on June 18, 2025, or at any postponement or adjournment thereof for a term of office until the completion of the 2026 Annual General Meeting. Shares represented by this proxy will be voted by the independent proxy. If no such directions are indicated, the independent proxy will have authority to vote FOR the re-election of the Board of Directors, FOR items 1-10 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item. (Items to be voted appear on reverse side) Proxy- SOPHiA GENETICS SA Non-Voting ItemsC q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Change of Address — Please print new address below. Comments — Please print your comments below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.B Agenda and Proposals of the Board of Directors Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommends a vote FOR Proposals 1-10: 1. 2024 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The board of directors (the Board) proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2024 be approved, and that the Auditors’ Reports be acknowledged. 2. Consultative Vote on the 2024 ESG Impact Summary (Sustainability Report) The Board proposes that the ESG Impact Summary (sustainability report) for the financial year 2024 be approved (consultative vote). 3. Discharge of the members of the Board of Directors and the Executive Committee The Board proposes that the members of the Board and the Executive Committee be discharged from liability for the financial year 2024. 4. Appropriation of 2024 Financial Results The Board proposes that the net loss of the Company for the financial year 2024 be carried forward as follows: Accumulated loss on January 1, 2024 CHF 311,338,505 Net loss for the year 2024 CHF 39,621,175 Accumulated losses to be carried forward CHF 350,959,680 5. Re-election of the Chair; re-election of the members of the Board of Directors The Board proposes the re-election of Troy Cox (as Chair and member of the Board) and Jurgi Camblong, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch and Vincent Ossipow (as members of the Board) for a term of office until completion of the 2026 Annual General Meeting. a. Re-election of Troy Cox (as Chair and member of the Board) b. Re-election of Jurgi Camblong (as member of the Board) c. Re-election of Tomer Berkovitz (as member of the Board) d. Re-election of Jean-Michel Cosséry (as member of the Board) e. Re-election of Kathy Hibbs (as member of the Board) f. Re-election of Didier Hirsch (as member of the Board) g. Re-election of Vincent Ossipow (as member of the Board) 6. Re-election of the members of the Compensation Committee The Board proposes the re-election of Kathy Hibbs, Jean-Michel Cosséry and Vincent Ossipow as members of the Compensation Committee, each for a term of office until completion of the 2026 Annual General Meeting, subject to their re-election as members of the Board. a. Re-election of Kathy Hibbs b. Re-election of Jean-Michel Cosséry c. Re-election of Vincent Ossipow 7. Election of the Independent Proxy The Board proposes to elect the notary firm PHC Notaires, in Lausanne/VD, Switzerland, as Independent Proxy for a term of office until the completion of the 2026 Annual General Meeting. 8. Re-election of the Statutory Auditors The Board proposes to re-elect PricewaterhouseCoopers SA (CHE-497.306.752), in Lausanne/VD, Switzerland, as the Company’s statutory auditors for the financial year 2025. 9. Approval of the Compensation of the Board of Directors and the Executive Committee a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2026 Annual General Meeting The Board proposes to approve a maximum aggregate amount of compensation for the members of the Board of USD 1,942,600 for the period from the 2025 Annual General Meeting to the 2026 Annual General Meeting. b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2026 The Board proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,279,007 for the financial year 2026. c. Approval of maximum aggregate amount of variable compensation for the members of the Executive Committee for 2025 The Board proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 15,950,000 for the current financial year 2025, comprising an equity component of up to USD 13,350,000 and a cash component of up to USD 2,600,000. 10. Amendments to the Articles of Association a. Capital Range (or Band) The Board proposes to amend Article 4a of our AoA. b. Conditional Share Capital The Board of Directors proposes to amend Article 4b and Article 4c of our AoA.